Filed by Citigroup Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

On October 3, 2007, the following article was posted on the Citigroup Intranet site and made available to employees.

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The Wall Street Journal Asia

October 3, 2007 Wednesday

SECTION: Pg. 1

LENGTH: 875 words

HEADLINE: Citigroup banks on Japan with Nikko Cordial deal --- Full ownership shows market's importance as U.S. results suffer

BYLINE: By Andrew Morse

BODY:

TOKYO -- Citigroup Inc.'s move to buy the one-third of Japanese brokerage Nikko Cordial Corp. it doesn't already own for $4.6 billion cements its commitment to the world's second-largest economy even as its performance back home in the U.S. deteriorates.

The announcement yesterday came as New York-based Citigroup, which acquired more than half of Nikko Cordial in May and has been steadily raising its stake, seeks to increase its profits from outside the U.S. to 60% from the current level of just less than 50%. Citigroup hopes to use Nikko Cordial's strong branch network and customer relationships to sell the mutual funds, alternative investments and other products it can provide from its global businesses.

"This is a natural progression of what we have been working on all year," said Douglas Peterson, Citigroup's chief executive in Japan. "It is a continuation of our global strategy."

Citigroup will use its own shares to pay for the stake, with Nikko Cordial shareholders getting 1,700 yen ($14.69) in Citigroup shares for each share of Nikko Cordial they own. That is the same amount that Citigroup offered to shareholders in a tender offer earlier this year and is 16% above Nikko Cordial's current 1,462 yen stock price. The stock swap is expected to be completed in January.

The deal comes at a difficult time for Citigroup, which said Monday it would take a $5.9 billion write-down for the third quarter for soured leveraged-buyout loans, securities backed by subprime mortgages and other credit-related problems. The write-downs are likely to cause Citigroup to report a 60% drop in profit from the same period a year earlier.

Those losses come amid increasing pressure on Chief Executive Charles Prince to boost Citigroup's stagnant stock price. While the Dow Jones Industrial Average has hit a string of record highs this year, Citigroup's share price has fallen 14% in 2007. On Monday, it rose 2.2% to $47.72 on the New York Stock Exchange, and early yesterday afternoon it was up a further 0.2% to $47.81.

Making Nikko Cordial a wholly owned subsidiary won't have an immediate impact on either company or on the integration process. Citigroup's current two-thirds majority allows it to push through any measure it wants, giving it effective control.

But once the deal is completed, Citigroup will be able to manage its operations in Japan more smoothly and efficiently. In some cases, Citigroup may be able to merge some functions. It can't do that now because it is obligated to share part of Nikko Cordial's earnings with minority shareholders; after the deal's completion it will be able to enjoy all of the unit's profits.

The move also underscores Citigroup's intention to expand in Japan, an attractive market for financial-services firms. The country's thrifty savers have stashed away $13 trillion in personal assets, much of it in low-yielding bank accounts, but Citigroup is betting that will change as more Japanese look to generate higher returns on their savings.

Citigroup has begun restructuring its operations in Japan to better position itself in the market. It recently established a holding company for all of its Japan operations, Citigroup Japan Holdings Ltd., making regulatory oversight easier and facilitating acquisitions. It also converted its banking license to a local license, allowing it to open new branches more quickly. Citigroup has filed an application with the Tokyo Stock Exchange to list its shares in Japan, which it hopes to do before completing the Nikko Cordial transaction.

Other foreign banks also see the appeal of Japan's affluent population and are expanding their operations here. France's Societe Generale SA and Switzerland's UBS AG are boosting their presence in private banking, personalized banking services for extremely wealthy customers. Merrill Lynch & Co. of the U.S. has teamed up with a Japanese bank, Mitsubishi UFJ Financial Group Inc., to offer similar services. HSBC Holdings PLC of the U.K. recently said it would open retail banks in Japan that will compete with Citigroup's small but popular retail operations.

Citigroup is hoping to use Nikko Cordial to give it an edge with Japanese consumers. The brokerage firm fell on hard times last year because of an accounting scandal, but it has more than 100 offices around the country and relationships with hundreds of thousands of Japanese investors.

Citigroup will try to use those relationships to sell customers products that Japanese banks don't have and that it can provide because of its global reach. Those could include anything from developing-market mutual funds to structured products to private-equity funds.

This acquisition will be the first by a foreign company in Japan to use the so-called triangular merger method, permitted by a legal change in May. In a triangular merger, a foreign company uses a local subsidiary to buy a Japanese company, paying for it with the parent company's shares.

The potential for foreign companies to use their own shares for acquisitions had worried big Japanese companies because their U.S. and European counterparts have much bigger market capitalizations.

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LOAD-DATE: October 2, 2007

Important notice

This article is for informational purposes only and does not constitute an offer of any Citigroup or other securities or a solicitation of a proxy in relation to the share exchange. In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial are urged to read the prospectus included within the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information about Citigroup, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, NY 11220.